SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2005

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐               No ☑

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2003 and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders
Korea Electric Power Corporation:

We have audited the accompanying consolidated balance sheet of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2004 and the related consolidated statements of income, change in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2003, were audited by other auditors whose report thereon dated March 26, 2004, expressed an unqualified opinion on those statements. We did not audit the financial statements of Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd. whose total assets constituted 13.1% of the total consolidated assets as of December 31, 2004, and whose total income constituted 9.82% of consolidated income before income tax for the year then ended. These financial statements were audited by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for Korea Southern Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea South-East Power Co., Ltd., is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates used by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Korea Electric Power Corporation and subsidiaries as of December 31, 2004, and the consolidated results of their operations, the changes in their stockholders’ equity, and their cash flows for the year then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and accounting principles generally accepted in the Republic of Korea.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader and have been translated on the basis set forth in note 2 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 1(a) to the consolidated financial statements, in accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries and distribution business. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy. In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

As discussed in note 1(b) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting principles, Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises, and Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 29 to the consolidated financial statements, sales and purchases with related parties, including the six power generation subsidiaries, amounted to W367,148 million and W15,921,399 million, respectively, for the year ended December 31, 2004. Related receivables and payables amounted to W41,060 million and W1,340,110 million, respectively, as of December 31, 2004. In addition, the Company is providing debt guarantees to its foreign subsidiaries in amounts not exceeding US$254 million including KEPCO Ilijan Co.

The Company and its six power generation companies including Korea Hydro & Nuclear Power Co., Ltd. are jointly and severally liable for outstanding debts as of December 31, 2004 assumed by each company at the time of spin-off on April 2, 2001 under the Commercial Code of the Republic of Korea. The Company is providing joint and several liability guarantee for debts of its six power generation companies amounting to W1,101,550 million and the six power generation companies are providing such a guarantee for debts of the Company amounting to W328,103 million. In addition, the Korea Development Bank, one of the Company’s major shareholders, is providing guarantees for some of the Company’s foreign currency debt.

As discussed in notes 1(f), 1(w), 20 and 28 to the consolidated financial statements, in October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as a utility asset. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of an accounting change up to prior year into the beginning balance of retained earnings. This accounting change, which was recorded as of January 1, 2004, resulted in an increase in its utility plant, net of W1,504,173 million, liability for decommissioning costs of W556,088 million, deferred income tax liabilities of W260,723 million and retained earnings of W687,362 million, respectively. As allowed by this standard, the 2003 financial statements were not restated. For the year ended December 31, 2004, net income increased by W107,969 million applying this new standard.

As discussed in note 1(d) to the consolidated financial statements, KEPCO China International Ltd. and Jiaozuo KEPCO Power Company Ltd. were newly included in consolidated subsidiaries during 2004.

Seoul, Korea
April 16, 2005

This report is effective as of April 16, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

			U.S. dollars
	Won		(note 2)
Assets	2003	2004	2004
Property, plant and equipment (notes 1, 3, 5, 17 and 31):	W71,454,684	83,000,316	$80,185,795
Less: accumulated depreciation	(16,875,523)	(24,008,733)	(23,194,602)
Less: construction grants	(2,758,789)	(3,182,366)	(3,074,454)

	51,820,372	55,809,217	53,916,739
Construction in-progress	9,550,651	7,516,932	7,262,035

	61,371,023	63,326,149	61,178,774

Investments and others:
Long-term investment securities (note 6)	1,529,120	1,545,512	1,493,104
Long-term loans (note 7)	287,139	322,889	311,940
Long-term other accounts receivable, less discount on present value of W35,576 in 2003 and nil in 2004 and allowance for doubtful accounts of W16,013 in 2003 and nil in 2004 (note 21)	214,044	88	85
Deferred income tax assets	1,352,449	1,307,650	1,263,308
Currency and interest rate swaps (note 23)	131,429	314,755	304,082
Intangible assets (note 4)	515,993	611,958	591,207
Other non-current assets (notes 8 and 18)	242,094	256,571	247,870

	4,272,268	4,359,423	4,211,596

Current assets:
Cash and cash equivalents (notes 9 and 18)	2,050,636	1,669,497	1,612,885
Trade receivables, less allowance for doubtful accounts of W33,732 in 2003 and W38,660 in 2004 (notes 18 and 29)	1,605,355	1,705,741	1,647,900
Other accounts receivable, less allowance for doubtful accounts of W14,521 in 2003 and W22,721 in 2004 and discount on present value of nil in 2003 and W14,125 in 2004 (notes 18, 21 and 29)	458,360	494,347	477,584
Short-term investment securities (note 6)	161,596	52,168	50,399
Short-term financial instruments (note 18)	119,000	158,968	153,577
Inventories (notes 5 and 10)	1,447,998	1,708,031	1,650,112
Other current assets (notes 7, 11 and 18)	241,036	179,361	173,279

	6,083,981	5,968,113	5,765,736

Total assets	W71,727,272	73,653,685	$71,156,106

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars, except share data)

			U.S. dollars
	Won		(note 2)
Liabilities and Shareholders' Equity	2003	2004	2004
Stockholders’ equity:
Common stock of W 5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding - 640,748,573 shares in 2003 and 2004 (note 12)	W 3,203,743	3,203,743	$3,095,105
Capital surplus (notes 3 and 12)	14,544,520	14,543,916	14,050,735
Retained earnings:
Appropriated (note 13)	17,899,939	19,554,340	18,891,257
Unappropriated	2,331,549	3,585,495	3,463,912
Capital adjustments (note 14)	(325,384)	(408,311)	(394,465)
Minority interest in consolidated subsidiaries	127,569	123,099	118,924

Total shareholders’ equity	37,781,936	40,602,282	39,225,468

Long-term liabilities:
Long-term borrowings (notes 17 and 29)	15,813,509	15,072,766	14,561,652
Accrual for retirement and severance benefits, net (note 19)	635,049	886,367	856,311
Liability for decommissioning costs (note 20)	5,091,070	6,259,369	6,047,115
Reserve for self-insurance	87,926	93,352	90,186
Currency and interest rate swaps (note 23)	215,100	366,508	354,080
Deferred income tax liabilities	1,446,570	1,667,842	1,611,286
Other long-term liabilities	515,839	445,731	430,616

	23,805,063	24,791,935	23,951,246

Current liabilities:
Trade payables (notes 18 and 29)	755,248	759,411	733,660
Other accounts payable (notes 18 and 29)	870,919	848,199	819,437
Short-term borrowings (notes 16 and 17)	210,169	413,609	399,584
Current portion of long-term debt (note 17)	6,625,916	4,227,710	4,084,349
Income tax payable	809,479	1,105,515	1,068,027
Accrued expenses (note 18)	317,868	256,218	247,530
Dividends payable (note 15)	2,324	2,501	2,416
Other current liabilities (notes 18 and 22)	548,350	646,305	624,389

	10,140,273	8,259,468	7,979,392

Total liabilities	33,945,336	33,051,403	31,930,638

Commitments and contingencies (note 30)

Total shareholders’ equity and liabilities	W71,727,272	73,653,685	$71,156,106

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars, except earnings per share)

				U.S. dollars
	Won			(note 2)
	2002	2003	2004	2004
Operating revenues:
Sale of electricity (note 29)	W20,406,404	21,834,288	23,346,910	$22,555,222
Other operating revenues	959,271	940,306	608,752	588,109

	21,365,675	22,774,594	23,955,662	23,143,331

Operating expenses (notes 24, 25 and 29):
Power generation, transmission and distribution costs	13,405,043	14,391,644	16,533,729	15,973,074
Purchased power	1,207,381	1,383,818	1,411,131	1,363,280
Other operating costs	545,867	539,104	249,206	240,755
Selling and administrative expenses	1,160,601	1,236,230	1,294,122	1,250,239

	16,318,892	17,550,796	19,488,188	18,827,348

Operating income	5,046,783	5,223,798	4,467,474	4,315,983

Other income (expense):
Interest income (note 31)	90,929	99,897	89,221	86,196
Interest expense (note 31)	(1,016,422)	(829,743)	(737,839)	(712,819)
Gain (loss) on foreign currency transactions and translation, net	511,950	(206,572)	866,191	836,819
Donations	(121,379)	(185,805)	(151,982)	(146,828)
Equity income of affiliates (notes 6 and 31)	94,853	96,866	130,595	126,167
Gain on disposal of investments, net	433,151	45,244	16,585	16,023
Loss on disposal of property, plant and equipment, net	(10,991)	(14,918)	(11,186)	(10,807)
Valuation gain (loss) on currency and interest rate swaps, net (note 23)	64,008	(93,490)	(169,241)	(163,502)
Other, net	77,976	(25,388)	199,971	193,188

	124,075	(1,113,909)	232,315	224,437

Ordinary income	5,170,858	4,109,889	4,699,789	4,540,420

Income taxes (note 26)	(2,103,792)	(1,763,271)	(1,795,170)	(1,734,296)

Income before minority interest	3,067,066	2,346,618	2,904,619	2,806,124

Minority interest in net income of consolidated subsidiaries	(18,961)	(23,193)	(22,097)	(21,348)

Net income	3,048,105	2,323,425	2,882,522	2,784,776

Ordinary and basic earnings per share (note 27)	4,770	3,686	4,576	4,421

Diluted earnings per share (note 27)	W 4,770	3,677	4,510	$4,357

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common	Capital	Retained	Capital	Minority
	stock	surplus	earnings	adjustments	interests	Total

Balances at January 1, 2002	W3,200,504	14,905,237	15,298,791	(43,465)	172,059	33,533,126
Net income	—	—	3,048,105	—	—	3,048,105
Dividends declared	—	—	(351,432)	—	—	(351,432)
Gain on disposal of treasury stock	—	(310)	—	—	—	(310)
Gain on disposal of subsidiary’s common stock	—	(423,949)	423,949	—	—	—
Changes in minority interests	—	—	—	—	19,620	19,620
Changes in equity interests	—	2,143	—	(2,143)	—	—
Changes in treasury stock	—	—	—	7,940	—	7,940
Changes in unrealized losses on available-for-sale securities	—	—	—	(19,050)	—	(19,050)
Changes in unrealized losses on investments in affiliates	—	—	—	(51,607)	—	(51,607)
Changes in translation adjustments of foreign subsidiaries	—	—	—	(30,854)	—	(30,854)
Disposal of subsidiary’s common stock	—	—	—	982	(83,606)	(82,624)
Other	—	—	—	224	—	224

Balances at December 31, 2002	3,200,504	14,483,121	18,419,413	(137,973)	108,073	36,073,138

Net income	—	—	2,323,425	—	—	2,323,425
Dividends declared	—	—	(511,350)	—	—	(511,350)
Issuance of common stock for non-cash assets	3,239	11,425	—	—	—	14,664
Gain on disposal of treasury stock	—	5,604	—	—	—	5,604
Issuance of convertible bond	—	45,171	—	—	—	45,171
Changes in minority interests	—	—	—	—	19,496	19,496
Changes in treasury stock	—	—	—	(178,710)	—	(178,710)
Changes in unrealized losses on available-for-sale securities	—	—	—	4,820	—	4,820
Changes in unrealized losses on investments in affiliates	—	—	—	4,519	—	4,519
Changes in translation adjustments of foreign subsidiaries	—	—	—	(14,968)	—	(14,968)
Changes in losses on valuation of derivatives	—	—	—	(3,072)	—	(3,072)
Other	—	(801)	—	—	—	(801)

Balances at December 31, 2003	W3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won
	Common	Capital	Retained	Capital	Minority
	stock	surplus	earnings	adjustments	interests	Total

Balances at January 1, 2004	W3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936
Net income	—	—	2,882,522	—	—	2,882,522
Dividends declared	—	—	(661,537)	—	—	(661,537)
Cumulative effect of accounting change (note 28)	—	—	687,362	—	—	687,362
Change in capital surplus	—	(5)	—	—	—	(5)
Gain on disposal of treasury stock	—	(599)	—	—	—	(599)
Changes in treasury stock	—	—	—	(12,881)	—	(12,881)
Changes in unrealized losses on available-for-sale securities	—	—	—	1,140	—	1,140
Changes in unrealized losses on investments in affiliates	—	—	—	3,111	—	3,111
Changes in translation adjustments of foreign subsidiaries	—	—	—	(49,592)	—	(49,592)
Changes in losses on valuation of derivatives	—	—	—	(24,705)	—	(24,705)
Changes in minority interests	—	—	—	—	(4,470)	(4,470)

Balances at December 31, 2004	W3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282

U.S. dollars (note 2)	$3,095,105	14,050,735	22,355,169	(394,465)	118,924	39,225,468

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

				U.S. dollars
	Won			(note 2)
	2002	2003	2004	2004

Cash flows from operating activities:
Net income	W3,048,105	2,323,425	2,882,522	$2,784,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,906,138	5,088,736	5,448,647	5,263,885
Property, plant and equipment removal cost	256,010	245,974	199,137	192,384
Provision for severance and retirement benefits	202,763	219,762	296,978	286,908
Provision for decommissioning costs	583,372	698,400	257,295	248,570
Bad debt expense	8,602	23,178	19,982	19,304
Interest expense, net	17,192	21,273	2,931	2,832
Loss (gain) on foreign currency translation, net	(424,791)	221,104	(749,387)	(723,975)
Equity income of affiliates	(94,853)	(96,866)	(130,595)	(126,167)
Gain on disposal of investments, net	(433,151)	(45,244)	(16,585)	(16,023)
Loss on disposal of property, plant and equipment, net	10,991	14,918	11,186	10,807
Deferred income tax expense (benefit), net	220,937	8,232	(26,666)	(25,762)
Valuation loss (gain) on currency and interest rate swaps	(64,008)	93,490	169,241	163,502
Changes in assets and liabilities:
Trade receivables	(68,932)	(88,735)	(133,346)	(128,824)
Other accounts receivable	(42,383)	85,007	221,697	214,179
Inventories	(7,128)	(43,715)	(561,951)	(542,895)
Other current assets	(22,222)	(155,248)	(3,934)	(3,801)
Trade payables	44,799	(3,611)	8,909	8,607
Other accounts payable	90,129	(65,492)	58,014	56,047
Income tax payable	700,762	(459,232)	293,374	283,426
Accrued expenses	(47,472)	59,882	(50,244)	(48,540)
Other current liabilities	(171,855)	(1,258)	195,550	188,919
Other long-term liabilities	62,990	137,370	(153,229)	(148,033)
Payment of severance and retirement benefits	(15,826)	(15,084)	(18,974)	(18,331)
Payment of decommissioning costs	(13,841)	(25,264)	(67,012)	(64,740)
Payment of self-insurance	(1,171)	(1,011)	(848)	(819)
Other, net	55,330	78,052	(2,665)	(2,575)

Net cash provided by operating activities	W8,800,487	8,318,043	8,150,027	$7,873,661

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2002, 2003 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won				U.S. dollars
	2002		2003	2004	2004

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	W	106,821	42,515	21,475	$20,747
Additions to property, plant and equipment		(6,653,066)	(6,781,993)	(6,286,531)	(6,073,356)
Receipt of construction grants		626,566	618,092	624,213	603,046
Proceeds from disposal of investment securities		430,455	116,229	350,210	338,334
Acquisition of investment securities		(26,171)	(102,368)	(118,454)	(114,845)
Decrease (increase) in long-term loans		30,524	(132,198)	(78,153)	(75,503)
Acquisition of intangible assets		(45,783)	(26,039)	(43,426)	(41,953)
Increase in other non-current assets		(98,531)	(14,265)	(21,706)	(20,970)
Decrease (increase) in short-term financial instruments, net		246,462	18,852	(39,968)	(38,613)
Decrease in short-term loans, net		10,517	22,363	20,291	19,603
Acquisition of short-term investment securities		(20,003)	(134,204)	(422)	—

Net cash used in investing activities		(5,392,209)	(6,373,016)	(5,572,471)	(5,383,510)

Cash flows from financing activities:
Proceeds from long-term debt		3,382,873	5,378,021	5,173,324	4,997,898
Repayment of long-term debt		(6,543,327)	(6,421,240)	(7,443,946)	(7,191,524)
Proceeds from (repayment of) short-term borrowings, net		(149,147)	50,229	215,998	208,674
Acquisition of treasury stock		—	(180,120)	—	—
Dividends paid		(329,659)	(511,577)	(673,626)	(650,783)
Other, net		(30,389)	(180,427)	(199,644)	(192,874)

Net cash used in financing activities		(3,669,649)	(1,865,114)	(2,927,894)	(2,828,609)

Increase(decrease) in cash and cash equivalents from changes in consolidated subsidiaries		(1,731)	(19,806)	857	828

Change in cash and cash equivalents from the translation of foreign financial statements		(43,372)	(6,951)	(31,658)	(30,584)

Decrease (increase) in cash and cash equivalents		(306,474)	53,156	(381,139)	(368,214)

Cash and cash equivalents, at beginning of the period		2,303,954	1,997,480	2,050,636	1,981,099

Cash and cash equivalents, at end of the period	W	1,997,480	2,050,636	1,669,497	$1,612,885

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and 2004

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Organization and Description of Business

Korea Electric Power Corporation (the “Company”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. The Company was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2004, the Government of the Republic of Korea, Korea Development Bank, which is wholly owned by the Korean Government, and foreign investors hold 23.97%, 29.99% and 30.10%, respectively, of the Company’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999, the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been contemplating the gradual privatization of the Company’s power generation subsidiaries and distribution business. The privatization of power generation subsidiaries may result in change in pricing of electric power, operation organization, related regulations and general policies for supply and demand of energy.

In addition, the Company was also planning to privatize its distribution business. However, the privatization of the Company’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Effective January 1, 2004, the Company adopted Statements of Korea Accounting Standards No. 10, 12 and 13. The adoption of these standards did not have a significant impact on the accompanying consolidated financial statements. In addition, the Company early adopted Statement of Korea Accounting Standards No. 17 as described in notes 1(f), 1(w), 20 and 28.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2004. Controlled subsidiaries include majority-owned entities by either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

Intercompany receivables and payables including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests. Details of unrealized income eliminated are summarized as follows:

	Won (millions)
Account	Consolidated income		Minority income	Total
Property, plant and equipment	W	180,804	6,028	186,832
Intangible assets		6,693	—	6,693

	W	187,497	6,028	193,525

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(d)	Consolidated Subsidiaries

	Year of	Ownership percentage(%)
Subsidiaries	establishment	2003	2004	Primary business
Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
KEPCO China International Ltd. (*3)	2004	—	100.0	Holding Company
Jiaozuo KEPCO Power Company Ltd. (*3)	2004	—	80.2	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)

(*1) Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

(*2) Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Co. and KEPCO Ilijan Co. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.

(*3) KEPCO China International Ltd. and Jiaozuo KEPCO Power Company Ltd. were newly included in subsidiaries in 2004.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(d)	Consolidated Subsidiaries, Continued

(i)	The newly established power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

(ii)	Details of the spin-off

–	KEPCO spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

–	Registration date of the spin off: April 2, 2001

–	Date of resolution of stockholders: March 16, 2001

–	Date of resolution of Board of Directors: February 24, 2001

(iii)	Assets and liabilities of the spun off divisions

–	Assets and liabilities of the spun off divisions as of the date of the spin-off

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	W	18,791,413	2,490,720	2,662,209	2,904,046	3,627,985	4,655,400	35,131,773
Liabilities		9,426,614	1,258,716	1,336,317	1,461,408	1,830,607	2,332,495	17,646,157

Net assets	W	9,364,799	1,232,004	1,325,892	1,442,638	1,797,378	2,322,905	17,485,616

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(d)	Consolidated Subsidiaries, Continued

–	Assets and liabilities of the spun off divisions as of December 31, 2000

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	W	17,433,479	2,688,953	2,209,503	2,943,194	3,507,340	4,696,226	33,478,695
Liabilities		9,231,779	1,469,853	1,234,789	1,542,594	1,819,240	2,463,526	17,761,781

Net assets	W	8,201,700	1,219,100	974,714	1,400,600	1,688,100	2,232,700	15,716,914

–	Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001)

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Net sales	W	1,097,586	410,195	345,771	406,931	413,058	481,710	3,155,251
Cost of goods sold		875,074	360,346	280,101	380,139	401,384	460,825	2,757,869

Gross profit	W	222,512	49,849	65,670	26,792	11,674	20,885	397,382

(e)	Affiliates accounted for using the equity method

	Year of	Ownership percentage(%)
Affiliate	establishment	2003	2004	Primary business
Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Powercomm Corporation	2000	43.1	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Disposal of power-plant ash
				and electric meter reading
YTN	1993	21.4	21.4	Broadcasting

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the period ended December 31, 2003 and 2004, the amounts of capitalized interest were W524,101 million and W313,548 million, respectively. The foreign currency transactions and translation gains excluded from the calculation of capitalized interest rate amounted to W5,102 million and W240,389 million, respectively, for the years ended December 31, 2003 and 2004. In addition, the foreign currency losses added to the calculation of capitalized interest rate amounted to W25,691 million and nil for years ended December 31, 2003 and 2004.

The impact on the Company’s financial position as of and for the year ended December 31, 2004, if the interest and other borrowing costs were expensed instead of being capitalized, is as follows.

	Won (millions)
	Construction		Total	Interest	Income before
	in-progress		assets	expense	income taxes
Capitalized	W	7,516,932	73,653,685	737,839	4,699,789
Expensed		7,203,384	73,340,137	1,051,387	4,386,241

	W	313,548	313,548	(313,548)	313,548

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water	30
Capitalized asset retirement cost of nuclear power plant	30 ~ 40
Others	4 ~ 9

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(f)	Property, Plant and Equipment, Continued

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company recorded the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. This standard was applicable to any new plants from January 1, 2003. However, this standard did not have any impact on the 2003 financial statements because there were no new utility plants in 2003.

As it relates to decommissioning costs, all existing plants as of December 31, 2003 were accounted for under the previous method (note 2 (w)). However, as described in note 2 (w), in 2004, the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line and units-of-production depreciation method.

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

• Grants from the government or public institutions

• Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W611,862 million and W617,366 million of construction grants, and offset W123,862 million and W145,310 million against depreciation expense, and W50,349 million and W48,479 million against removal cost of property, plant and equipment for the years ended December 31, 2003 and 2004, respectively.

(g)	Asset Impairment

When the book value of asset exceeds the recoverable value of the asset due to obsolescence, physical damage or sharp decline in market value, and the amount is material, the impaired assets is recorded at the recoverable value and the resulting impairment loss is charged to current operations. When the recoverable value exceeds the adjusted book value of the assets in the following year, the recoveries of previously recognized losses is recognized as gain in subsequent periods until the net realizable value equals the book value of the assets before the loss is recognized.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company may record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(h)	Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital lease. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

(i)	Investment Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(i)	Investment Securities, Continued

For non-marketable equity security accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder’s equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(j)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence. The change in the Company’s share of an investee’s net equity resulting from a change in an investee’s net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of investor-level goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill for impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(j)	Investment Securities under the Equity Method of Accounting, Continued

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support.

(k)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(l)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(m)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(n)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(o)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted-average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of each year.

(p)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(q)	Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants are recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issuance.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise. Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

(r)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

(s)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Funding of the retirement and severance benefits are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of W82,771 million and W113,336 million as of December 31, 2003 and 2004, respectively, which are presented as deduction from accrual of retirement and severance benefits.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(s)	Retirement and Severance Benefits, Continued

The Company and its employees each pay 4.5 percent of monthly salary to the National Pension Fund under the revised National Pension Law of Korea. Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay to the Fund. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables are presented as a deduction from accrual of retirement and severance benefits.

(t)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(u)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,197.8 and W1,043.8 to US$1, the rate of exchange on December 31, 2003 and 2004 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

(v)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(v)	Derivatives, Continued

The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(w)	Liability for Decommissioning Costs

Prior to 2004, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as an utility asset. The liability for decommissioning costs should be adjusted based on the best estimates on each balance sheet dates. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method.

(x)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contracts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(y)	Income Taxes

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the enacted future tax rate in effect at each balance sheet date.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is not likely, such deferred tax assets are reduced by direct write-down. Estimates of future taxable income involve judgments with respect to future economic factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ from these estimates and the amount of the deferred tax assets recognized would need to be increased or decreased accordingly.

(z)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

(aa)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(ab)	Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to diluted securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(ac)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ad)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

(ae)	Reclassification

During 2004, the Company changed its policy of recording fuel-in-process. Previously, fuel-in-process was recorded as a component of utility plant. During 2004, the Company concluded that fuel-in-process should be recorded as a component of inventory based on its usage within operations. As a result, the Company reclassified the prior year nuclear fuel-in-process such that utility plant was decreased and inventory was increased by W543,065 million as of December 31, 2003. This reclassification did not result in any change to reported total assets, net income or stockholder’s equity.

(af)	Accounting Principles

The subsidiaries apply different accounting methods for cost of inventory and the depreciation method of fixed assets and intangible assets than those of KEPCO, as the effect of different accounting is not considered material.

(i)	Cost of Inventory

Company	Raw material	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification
Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	—	Moving average
Korea Western Power Co., Ltd.	—	Weighted-average	Weighted-average
Korea Power Engineering Co., Ltd.	—	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	—	FIFO	—
KEPCO Nuclear Fuel Co., Ltd.	—	Weighted-average	—
Korea Electric Power Data Network Co., Ltd.	Moving-average	—	Moving-average

(ii)	Depreciation Methods

Computer
Company	Machinery	Vehicles	Others	software
KEPCO	Declining-	Declining-	Declining-	Straight-
	balance	balance	balance	line
Korea Hydro & Nuclear Power Co., Ltd.	—	—	—	Declining-
balance
Korea Plant Service & Engineering Co., Ltd.	—	—	—	Declining-
balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	—
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	—

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ag)	Elimination of Investments and Shareholders’ Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the Parent Company’s investments against the related investees’ shareholders’ equity are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	W	2,603,812	Investments in affiliates	W	22,510,633
Capital surplus		15,487,284	Consolidated capital surplus		2,192
Retained earnings		5,066,898	Consolidated retained earnings		465,780
Capital adjustment		195,191	Consolidated capital adjustment		256,464
			Minority interests		114,511
			Other		3,605

	W	23,353,185		W	23,353,185

(ah)	Application of the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. SKAS No. 10, No. 12 and No. 13 were adopted by the Company as of January 1, 2004 and SKAS No. 17 “Provision and Contingent Liability & Asset” was early adopted during 2004. SKAS No. 15 “Equity Method Accounting”, and No. 16 “Income Taxes” become effective for the Company on January 1, 2005 according to the effective date set forth by each SKAS. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial statements.

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2004, have been translated into United States dollars at the rate of W1,035.1 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(3)	Property, Plant and Equipment

(a)	Asset revaluation

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at December 31, 2004, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land — utility plant, transmission and distribution sites and other	W	5,678,090	5,862,469

The officially declared value, which is used for government purposes, is not intended to represent fair value.

(c)	Changes in Property, Plant and Equipment

Changes in property, plant and equipment and construction grants for the years ended December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003
	Book value						Book value
	as of January 1,			Disposal			as of December 31,
	2003		Acquisition	and other (*1)	Depreciation	Others (*2)	2003
Land	W	5,557,943	3,970	36,832	—	68,439	5,593,520
Buildings		7,514,099	7,408	100,929	494,856	292,800	7,218,522
Structures		22,720,502	1,055	357,526	876,301	2,203,388	23,691,118
Machinery		17,470,324	26,110	177,971	3,110,784	1,803,353	16,011,032
Vehicles		15,601	11,540	197	9,888	870	17,926
Nuclear fuel		1,578,172	427,417	12,927	388,949	(543,065)	1,060,648
Others		991,826	116,001	1,125	134,581	14,274	986,395
Construction in- progress		7,776,506	6,188,492	—	—	(4,414,347)	9,550,651
Construction grants		(2,321,219)	(618,092)	—	—	180,522	(2,758,789)

	W	61,303,754	6,163,901	687,507	5,015,359	(393,766)	61,371,023

(*1) Other includes the property, plant and equipment of Korea Electric Power Development Co., Ltd. as a result of excluding it from consolidation.

(*2) As described in note 1(ae) to the consolidated financial statements, during 2004, the Company changed its policy of recording fuel-in-process. Previously, fuel-in-process was recorded as a component of utility plant. During 2004, the Company concluded that fuel-in-process should be recorded as a component of inventory based on its usage within operations. As a result, the Company reclassified the prior year nuclear fuel-in-process such that utility plant was decreased and inventory was increased by W543,065 million as of December 31, 2003.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(3)	Property, Plant and Equipment, Continued

(d)	Changes in Property, Plant and Equipment, Continued

	Won (millions)
	2004
	Book value					Book value
	as of January 1,					as of December 31,
	2004	Acquisition	Disposal	Depreciation	Others	2004
Land	W 5,593,520	37,425	9,802	—	56,947	5,678,090
Buildings	7,218,522	8,087	3,419	535,762	691,972	7,379,400
Structures	23,691,118	63,236	795	991,858	2,410,183	25,171,884
Machinery	16,011,032	125,349	16,900	3,108,707	4,218,601	17,229,375
Vehicles	17,926	17,729	21	12,704	643	23,573
Nuclear fuel	1,060,648	—	—	383,528	382,135	1,059,255
Asset retirement cost	—	—	—	318,705	1,935,041	1,616,336
Others	986,395	103,890	433	141,722	(114,460)	833,670
Construction in-progress	9,550,651	5,930,815	—	—	(7,964,534)	7,516,932
Construction grants	(2,758,789)	(617,366)	—	—	193,789	(3,182,366)

	W61,371,023	5,669,165	31,370	5,492,986	1,810,317	63,326,149

(4)	Intangible Assets

Changes in intangible assets for the years ended December 31, 2003 are as follows:

	Won (millions)
	2003
	Book value				Book value
	as of				as of December 31,
	January 1, 2003	Acquisition	Amortization	Others (*2)	2003
Development costs (*1)	W 83,553	86,751	29,658	(98,732)	41,914
Port facility usage right	184,235	28,744	32,844	(20,138)	159,997
Water usage right	138,607	—	16,799	(14)	121,794
Dam usage right	6,976	—	144	—	6,832
Electricity usage right	11,866	22,135	5,303	—	28,698
Computer software	—	—	—	99,433	99,433
Others	33,965	38,549	14,196	(993)	57,325

	W459,202	176,179	98,944	(20,444)	515,993

(*1)	The amount of development costs is net amount after offsetting construction grants.

(*2) During 2004, development costs amounting to W98,440 million and others amounting to W993 million were reclassified to computer software.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(4)	Intangible Assets, Continued

Changes in intangible assets for the years ended December 31, 2004 are as follows:

	Won (millions)
	2004
	Book value				Book value
	as of				as of December 31,
	January 1, 2004	Acquisition	Amortization	Others	2004
Development costs	W 55,698	14,497	9,547	21,359	82,007
Port facility usage right	159,997	12	9,192	983	151,800
Water usage right	121,794	—	16,669	(945)	104,180
Dam usage right	6,832	—	144	(1)	6,687
Electricity usage right	28,698	—	6,562	26,159	48,295
Computer software	99,433	1,269	40,844	114,023	173,881
Others	57,325	27,648	19,588	204	65,589
Construction grants	(13,784)	(6,847)	—	150	(20,481)

	W515,993	36,579	102,546	161,932	611,958

In addition, the Company expensed ordinary development expenses amounting to W332,017 million and W433,142 million for the years ended December 31, 2003 and 2004, respectively.

(5)	Insured Assets

Insured assets as of December 31, 2004 are as follows:

Insured assets	Insurance type	Won (millions) Insured value
Buildings and machinery	Fire insurance	W4,524,610
Buildings and machinery	Nuclear property insurance	1,576,138
Buildings, machinery and construction in progress	Construction and shipping insurance	6,624,491
Buildings	General insurance	145,200
Construction in progress	Construction insurance	50,210
Inventories and machinery	Shipping insurance	1,551,453

In addition, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(6)	Investment Securities

(a)	Investment securities as of December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Short-term investment securities
Available-for-sale securities	W	141,585	19,086
Held-to-maturity securities		20,011	33,082

		161,596	52,168

Long-term investment securities
Available-for-sale securities		230,744	156,759
Held-to-maturity securities		2,197	2,656
Investments in affiliates		1,296,179	1,386,097

		1,529,120	1,545,512

	W	1,690,716	1,597,680

Available-for-sale securities are funds for debt securities and held-to-maturity securities are debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2003 and 2004 are summarized as follows:

	2003			2004
	Ownership	Book		Ownership	Acquisition	Book
	%	value		%	cost	value
Available-for-sale:
Equity securities:
Securities Market
Stabilization Fund	7.57	W	7,763	—	—	—
Energy Savings
Investment Cooperatives (*3)	25.0~48.0		5,000	25.0~48.0	5,000	5,000
Korea Power Exchange (*3)	100.0		125,213	100.0	128,711	128,711
Hwan Young Steel Co., Ltd. (*1,*3)	0.14		120	0.14	1,364	120
Investment securities in treasury stock fund (*2,*3)	—		17,581	—	12,535	9,642
Other equity securities (*3)	—		1,051	—	7,835	7,835
Debt securities			74,016		5,149	5,451

			230,744		160,594	156,759

Held-to-maturity:
Government and municipal bonds			2,197		2,656	2,656

Total		W	232,941		163,250	159,415

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(*1) During 2002, the Company recognized an impairment loss of W1,244 million that was deemed as an other-than-temporary decline.

(*2) The Company entered into a treasury stock fund, composed of treasury stock and other investment securities, and recorded other investment securities in available-for-sale securities. Losses on the valuation of these available-for-sale securities in the treasury stock fund, which are recorded in capital adjustments, amount to W8,714 million and W2,893 million as of December 31, 2003 and 2004, respectively.

(*3) Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2003 and 2004 are as follows:

	2003			2004
	Ownership	Book		Ownership	Acquisition	Net asset	Book
	%	value		%	cost	value	value
Korea Gas Corporation	24.5	W	740,280	24.5	94,500	787,842	787,842
Korea District Heating Co., Ltd.	26.1		159,165	26.1	5,660	169,527	169,527
Powercomm Corporation (*)	43.1		350,518	43.1	323,470	388,422	381,221
Korea Electric Power Industrial Development Co., Ltd.	49.0		22,072	49.0	7,987	22,853	22,853
YTN	21.4		24,144	21.4	59,000	24,654	24,654

		W	1,296,179		490,617	1,393,298	1,386,097

(*) As of December 31, 2004, unrealized profits of W7,201 million arisen from the transaction with Powercomm Corporation were eliminated.

In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development Co., Ltd. and Powercomm Corporation, with the gain on disposal of investments of W45,214 million and in 2002, the Company has disposed some of its investments in Powercomm Corporation, with the gain on disposal of investments of W433,335 million recorded in 2002.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2003 are as follows:

	2003
			Gain (loss) on		Book
	Book value		valuation using the		value as of
	as of		equity method on		December 31,
	January 1, 2003		accounting	Others (*)	2003
Korea Gas Corporation	W	690,705	73,329	(23,754)	740,280
Korea District Heating Co.		147,716	13,486	(2,037)	159,165
Powercomm Corporation		352,235	6,508	(8,225)	350,518
Korea Electric Power Industrial Development Co., Ltd.		—	3,107	18,965	22,072
YTN		23,615	436	93	24,144

	W	1,214,271	96,866	(14,958)	1,296,179

(*) Others are composed of acquisition (disposal), dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments. Others for Korea Electric Power Industrial Development Co., Ltd. include the book value at the time of reclassification to equity method.

Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	2004
			Gain (loss) on		Book
	Book value		valuation using the		value as of
	as of		equity method on		December 31,
	January 1, 2004		accounting	Others (*)	2004
Korea Gas Corporation	W	740,280	82,366	(34,804)	787,842
Korea District Heating Co.		159,165	11,813	(1,451)	169,527
Powercomm Corporation		350,518	31,398	(695)	381,221
Korea Electric Power Industrial Development Co., Ltd.		22,072	4,701	(3,920)	22,853
YTN		24,144	317	193	24,654

	W	1,296,179	130,595	(40,677)	1,386,097

(*) Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

The Company has recorded unrealized losses of W25,560 million and W22,449 million relating to the above affiliates as of December 31, 2003 and 2004, respectively, which have been accounted for a capital adjustment. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(6)	Investment Securities, Continued

(e)	Summarized financial information regarding affiliated companies accounted for using the equity method as of and for the years ended December 31, 2003 and 2004 is shown in the following table :

	Korea Gas Corporation			Korea District Heating Co.
	Won (millions)			Won (millions)
	2003		2004	2003	2004
Current assets	W	2,873,293	3,264,084	349,702	411,238
Other assets		6,784,825	6,826,366	775,744	847,922

		9,658,118	10,090,450	1,125,446	1,259,160

Current liabilities		2,295,394	2,720,667	98,918	86,304
Other liabilities		4,335,624	4,148,193	416,055	522,641

		6,631,018	6,868,860	514,973	608,945

Net assets		3,027,100	3,221,590	610,473	650,215

Net sales		8,195,272	9,151,327	441,234	467,765
Gross profit		777,094	797,758	95,741	85,982
Net earnings		288,318	323,057	51,725	45,389

	YTN			Powercomm Corporation
	Won (millions)			Won (millions)
	2003		2004	2003	2004
Current assets	W	53,296	32,683	177,392	172,075
Other assets		79,953	126,022	1,231,144	1,199,488

		133,249	158,705	1,408,536	1,371,563

Current liabilities		10,118	11,879	366,706	226,217
Other liabilities		10,421	31,779	213,350	244,748

		20,539	43,658	580,056	470,965

Net assets		112,710	115,047	828,480	900,598

Net sales		59,605	68,282	526,824	571,229
Gross profit		7,123	5,797	131,614	130,028
Net earnings		2,073	1,440	30,640	73,728

	Korea Electric power
	Industrial Development Co., Ltd.
	Won (millions)
	2003		2004
Current assets	W	37,424	43,099
Other assets		68,284	66,989

		105,708	110,088

Current liabilities		13,033	16,164
Other liabilities		47,630	47,286

		60,663	63,450

Net assets		45,045	46,638

Net sales		163,676	174,324
Gross profit		22,505	19,250
Net earnings		6,340	9,593

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(7)	Loans to employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2003 and 2004:

	Won (millions)
	2003		2004
Short-term loans (note 11)	W	16,284	18,590
Long-term loans		251,788	290,808

	W	268,072	309,398

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003		2004
Long-term trade receivable, net	W	9,588	5,249
Deposit received		141,221	156,216
Others		91,285	95,106

	W	242,094	256,571

(9)	Restricted Cash and Cash Equivalents and Financial Instruments

There are certain amounts included in cash and cash equivalents and financial instruments, which are restricted in use for expenditures for certain business purpose as of December 31, 2004 as follows:

	Won (millions)
Cash and cash equivalents	W	94,651
Long-term financial instruments		10

	W	94,661

(10)	Inventories

Inventories as of December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Raw materials	W	804,562	937,763
Supplies		519,727	607,352
Other		123,709	162,916

	W	1,447,998	1,708,031

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(11)	Other Current Assets

Other current assets as of December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Short-term loans to employees (note 7)	W	16,284	18,590
Accrued interest income		5,738	7,144
Advance payments		3,876	20,844
Prepaid expenses		39,143	8,505
Others		175,995	124,278

	W	241,036	179,361

(12)	Common Stock and Capital Surplus

(a)	Common Stock

The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,748,573 shares are issued as of December 31, 2004. In 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.

(b)	Capital Surplus

Capital surplus as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003		2004
Paid-in capital in excess of par value	W	811,301	812,730
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,180,246	1,178,213

	W	14,544,520	14,543,916

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(13)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Involuntary:
Legal reserve	W	1,600,252	1,601,871

Voluntary:
Reserve for investment on social overhead capital		5,012,449	5,092,449
Reserve for research and human development		120,000	180,000
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		10,925,338	12,438,120
Reserve for dividend equalization		210,000	210,000

		16,299,687	17,952,469

	W	17,899,939	19,554,340

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law. As of December 31, 2004, the amounts allowed for reserve for investment on social overhead and reserve for research and human development under the Korean tax law for tax benefits are W485,233 million and W178,791 million, respectively.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(14)	Capital Adjustments

Capital adjustments as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003		2004
Treasury stock	W	(195,379)	(208,260)
Gain on valuation of available-for-sale securities		5,025	344
Loss on valuation of available-for-sale securities		(8,714)	(2,893)
Equity loss of affiliates		(25,560)	(22,449)
Overseas operations translation credit		(97,939)	(147,531)
Loss on valuation of currency swaps		—	(26,188)
Loss on valuation of interest rate swaps		(2,817)	(1,334)

	W	(325,384)	(408,311)

The Company has shares held as treasury stock amounting to W195,379 million (10,713,050 shares) and W208,260 million (11,048,050 shares) as of December 31, 2003 and 2004, respectively, for the purpose of stock price stabilization.

(15)	Dividends

Details of dividends for the years ended December 31, 2003 and 2004 are as follows:

					Won (millions)
	Outstanding	Dividend	Dividend		Total
	stocks	rate	per share		dividend
2003:
Outstanding shares other than treasury shares	630,035,523	21%	W	1,050	W	661,537
Treasury shares	10,713,050	—		—		—

	640,748,573				W	661,537

2004:
Outstanding shares other than treasury shares	629,700,523	23%	W	1,150	W	724,156
Treasury shares	11,048,050	—		—		—

	640,748,573				W	724,156

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(16)	Short-term borrowings

Short-term borrowings as of December 31, 2003 and 2004 are as follows:

(a)	Local currency short-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2003		2004
National Agricultural Cooperative Federation	Overdraft	CD+1% (4.43% at Dec.31, 2004)	W	16,245	172
Woori Bank	Commercial paper	CD-0.01% (3.42% at Dec. 31, 2004)		—	150,000
Chohung Bank	Commercial paper	CD-0.01% (3.42% at Dec. 31, 2004)		—	50,000
Hana Bank	Overdraft	4.1%		30,000	—
Korea Resources Corporation	General	3.0%		7,000	7,000

			W	53,245	207,172

(b)	Foreign currency short-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2003		2004
Korea Development Bank	General	2.32~2.80	W	22,681	59,735
ANZ	General	2.27~2.63		33,648	34,148
National Australia Bank	General	2.28~2.80		69,181	99,828
Other	General	1.51~2.57		31,414	12,726

			W	156,924	206,437

(17)	Long-term borrowings Long-term borrowings as of December 31, 2003 and 2004 are as follows:

(a)	Local currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2003		2004
Korea Development Bank	Industrial facility	4.50~9.00	W	4,951,239	4,816,066
Industrial Bank of Korea	Rural area development	4.00		—	70,000
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000	50,000
National Agricultural Cooperative Federation	Rural area development	4.00		50,000	50,000
Korea Exchange Bank	Energy rationalization	3.00		6,000	8,000
Other	General	1.25~6.00		29,935	72,903

				5,087,174	5,066,969
Less: Current portion				(1,254,049)	(1,099,830)

			W	3,833,125	3,967,139

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(17)	Long-term borrowings, Continued

(b)	Foreign currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate %	2003		2004
Japan Bank of International Cooperation	Facility	8.28	W	260,712	205,781
Barclays International Financial Services (Ireland) Ltd.	Commercial	6M Libor-1.00		187,851	—
National Agricultural Cooperative Federation	Facility	Libor+1.05		12,833	6,710
Korea Development Bank	General	Libor+0.30~1.50		283,823	46,838
Korea Development Bank	Facility	1.40		—	101,207
The Export-Import Bank of Korea	Purchase of nuclear fuel	Libor+0.70~1.03		202,454	170,622
Korea Exchange Bank	Facility	Libor+0.15		17,090	—
Kookmin Bank		Libor+1.40		15,970	8,349
Norinchukin Bank	"	Libor+0.19		41,923	36,533
Nippon Life Insurance	"	Libor+0.19		98,226	85,597
US-EXIM	"	Govco+0.25~4.48		141,219	111,466
Others	"	0.00~5.76		1,199	8,052

				1,263,300	781,155
Less: Current portion				(379,792)	(236,568)

			W	883,508	544,587

(c)	Debentures

	Annual	Won (millions)
	interest rate %	2003		2004
Local currency debentures
Electricity bonds	4.79~12.43	W	6,334,359	4,216,759
Corporate bonds	4.32~7.75		3,039,030	3,292,237

			9,373,389	7,508,996

Foreign currency debentures
FY-93	7.75		419,230	365,330
FY-95	3.4~4.15		464,634	420,009
FY-96	3.8~8.278		660,547	585,511
FY-97	6M Libor+0.31~1.65		1,176,117	582,448
FY-99	5.75		37,839	—
FY-00	2.10~8.25		695,220	616,761
FY-01	1.18~1.27		671,760	—
FY-02	6M Libor+0.75, 4.625		1,257,690	1,095,990
FY-03(*)	1.33~4.75		1,149,610	1,002,435
FY-04	4.875~5.125		—	1,084,688

			6,532,647	5,753,172

			15,906,036	13,262,168
Less: Current portion			(4,987,425)	(2,891,764)
Discount			(76,533)	(68,350)

		W	10,842,078	10,302,054

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(17)	Long-term borrowings, Continued

(*) In 2003, the Company sold debentures of US$250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$250,000 thousand, the details of which are as follows:

–	Maturity date: November 26, 2008

–	Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures, neither does the Company guarantee the QPO of Powercomm Corporation.

–	Shares to be exchanged: Powercomm Corporation’s shares or Deposit Receipt (DR).

–	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity.

–	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

–	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

–	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(d)	Exchangeable bonds

	Annual	Won (millions)
Description	interest rate %	2003		2004
Overseas exchangeable bonds	0.00	W	277,256	277,256
Plus: Premium on debentures issued			20,98	716,794
Less: Conversion right adjustment			(43,817)	(35,064)

		W	254,426	258,986

On November 4, 2003, the Company has issued overseas exchangeable bonds of JPY 28,245,468,400 with the premium value. The details of the bonds are as follows:

–	Maturity date: November 4, 2008.

–	Amount to be paid at maturity: JPY 25,935,061,000.

–	Exchange period: From December 15, 2003 to 10th day prior to its maturity.

–	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

–	Exchange price: £30,000 per share.

–	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000,000 on November 6, 2006.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(17)	Long-term borrowings, Continued

(e)	Leases

The Company entered into a capital lease agreement with Korea Development Leasing Corporation and others for certain computer systems, of which book value is W1,020 million as of December 31, 2004. Depreciation of the leased assets amounted to W2,806 million for the year ended December 31, 2004. Annual remaining payments under capital and operating lease agreements as of December 31, 2004 are immaterial.

(f)	Foreign currency debts, by currency, as of December 31, 2003 and 2004 are as follows:

	Won (millions), US$, JPY, EUR, GBP and CNY (thousands)
	2003				2004
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
Short-term borrowings	US$	131,012	W	156,924	US$	197,774	W	206,437

	US$	953,129		1,151,340	US$	643,701		671,895

Long-term	JPY	10,000,000		111,960	JPY	10,000,000		101,207
borrowings	CNY	—		—	CNY	63,850		8,053

				1,263,300				781,155

Debentures	US$	3,552,030		4,258,819	US$	4,094,107		4,261,819
	JPY	195,060,000		2,183,892	JPY	142,500,000		1,442,200
	EUR	25,183		37,839	EUR	—		—
	GBP	24,467		52,097	GBP	24,467		49,153

				6,532,647				5,753,172

Exchangeable bond	JPY	25,935,061		277,256	JPY	25,935,061		277,256

			W	8,230,127			W	7,018,020

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(17)	Long-term borrowings, Continued

(g)	Aggregate maturities of the Company’s long-term debt as of December 31, 2004 are as follows:

	Won (millions)
	Local		Foreign				Capital
Year ended	currency		currency	Domestic	Foreign	Exchangeable	lease
December 31	borrowings		borrowings	debentures	debentures	bonds	obligations	Total
2005	W	1,099,830	236,568	1,752,872	1,138,892	—	118	4,228,280
2006		1,333,614	193,317	1,391,114	315,119	—	—	3,233,164
2007		1,165,165	85,598	1,625,010	1,291,499	—	—	4,167,272
2008		953,916	49,710	1,300,000	1,003,739	277,256	—	3,584,621
2009		438,155	39,27	21,320,000	192,608	—	—	1,990,035
Thereafter		76,289	176,690	120,000	1,811,315	—	—	2,184,294

	W	5,066,969	781,155	7,508,996	5,753,172	277,256	118	19,387,666

(18)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 17(f) as of December 31, 2003 and 2004 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2003				2004
	Foreign currency		Won equivalent		Foreign currency		Won equivalent
	(thousands) (*)		(millions)		(thousands) (*)		(millions)
Assets:
Cash and cash equivalents	US$	5,617	W	6,728	US$	921	W	960
	JPY	653		7	JPY	—		—
Short-term financial instruments	US$	—		—	US$	688		718
Trade receivables	US$	7,549		9,041	US$	8,676		9,057
Other accounts receivable	US$	1,290		1,545	US$	1,841		1,922
Other current assets	US$	—		—	US$	5,718		5,968
Other non-current assets	US$	43		52	US$	123		128
	JPY	5,860		66	JPY	9,706		98
	EUR	—		—	EUR	5		7

			W	17,439			W	18,858

Liabilities:
Trade payables	US$	122,963		147,285	US$	157,675	W	164,619
	EUR	—		—	EUR	28		40
Other accounts payable	US$	1,510		1,809	US$	16,404		17,122
	EUR	321		483	EUR	3,792		5,396
	JPY	—		—	JPY	43,400		438
Accrued expense	US$	696		833	US$	1,923		2,007
Other current	US$	145		173	US$	647		676
liabilities	EUR	—		—	EUR	3		4

			W	150,583			W	190,302

(*) Foreign currencies other than US$, JPY and EUR are converted into US$.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(19)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Estimated severance accrual at beginning of year	W	520,891	717,917
Provision for retirement and severance benefits		219,762	300,853
Decrease arising from change in consolidated subsidiaries		(7,652)	—
Payments		(15,084)	(18,974)

Estimated severance accrual at end of year		717,917	999,796

Transfer to National Pension Fund		(97)	(93)
Deposit for severance benefit insurance		(82,771)	(113,336)

Net balance at end of year	W	635,049	886,367

(20)	Liability for Decommissioning Costs

Under the Korean Electricity Business Act (EBA) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive waste. In addition, under the Korean Atomic Energy Act (AEA), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (MOST).

The Company records a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plants. During 2003, the Company obtained a new engineering study (the “2003 study”) and updated its estimate of the expected decommissioning dates of its nuclear power plants. The Company estimates its liability for decommissioning costs based on engineering studies provided by third parties and applies the amount prospectively. As a result of changes of estimates, for the year ended December 31, 2003, the liability for decommissioning costs increased by W72,888 million and operating income and net income decreased by W72,888 million and W52,844 million, respectively.

As described in note 2(w), the Company early adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive wastes. In addition, during 2004, the Company updated the 2003 study and estimates its liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by other third parties.

As a result, the 2004 study revised certain essential factors such as timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to early adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of a change in accounting including the effect of the change in estimate into the beginning balance of retained earnings.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(20)	Liability for Decommissioning Costs, Continued

Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into the beginning balance of 2004 retained earnings as follows:

	Won (millions)
	As previously
	reported		Difference	After Adoption
Retained earnings	W	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344

For the year ended December 31, 2004, net income increased by W107,969 million applying this new standard. With the adoption of SKAS No. 17, the Company should disclose the proforma impact on prior year financial statements. However, the Company was not able to disclose this information due to difficulty of calculation.

As of December 31, 2004, the expected decommissioning dates of Pressurized Water Reactor (PWR) and Pressurized Heavy Water Reactor (PHWR) are in the range of 2021 to 2057 and 2026 to 2042, respectively. However, the service period of the nuclear power plant is dependent upon the economy and safety of plant operation and supervision of MOST with periodic safety inspection and safety reviews.

As of December 31, 2004, the Company has recorded a liability of W 6,259,369 million as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of W3,474,816 million and dismantling costs of spent fuel and radioactive waste of W2,784,553 million. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying statements of income.

Changes in liability for decommissioning costs for the years ended December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003		2004
Balance at beginning of the year	W	4,417,934	5,091,070
Cumulative effect of a change in accounting principle (*1)		—	556,088
Liabilities incurred:
Expenses (*2)		—	69,688
Assets (*3)		—	352,239
Accretion expense for the year		—	257,296
Provision for decommissioning costs		698,400	—
Payments for the year		(25,264)	(67,012)

Balance at end of the year	W	5,091,070	6,259,369

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(20)	Liability for Decommissioning Costs, Continued

(*1) As described in note 2(w) and previously in note 20, the Company recognized the cumulative effect of a change in accounting of W556,088 million related to the adoption of SKAS No. 17.

(*2) Expenses related to spent fuel from PHWR and radioactive wastes.

(*3) Assets related to dismantling costs of nuclear plant and spent fuel from PWR.

The Company has utilized the liability for decommissioning costs in relation to seeking disposal sites and carrying out research and development on waste disposal. For the years ended December 31, 2003 and 2004, the Company spent W25,264 million and W67,012 million, respectively.

(21)	Receivables at Present Value

Present value discounts on receivables as of December 31, 2003 and 2004 are as follows:

			Won (millions)
			2003
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Long-term other		2002.12~
accounts receivable	5.24, 6.00	2005.12	W	445,958	35,5764	10,382

			Won (millions)
			2004
						Present
	Interest rate (%)	Period	Nominal value		Discount	value
Other accounts receivable	6.00	2002.12~2005.12	W	265,000	14,125	250,875

(22)	Other Current Liabilities

Other current liabilities as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003		2004
Advance received	W	12,784	117,977
Withholdings		177,806	266,759
Unearned revenue		3,664	3,464
Others		354,096	258,105

	W	548,350	646,305

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(23)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.

(a)	Currency swap contracts as of December 31, 2004 are as follows:

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
	Year	Year	Pay		Receive		Pay (%)	Receive (%)
The Sumitomo Bank Ltd.	1995	2005	US$	286	JPY	27,000	7.68	4.15
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	6M Libor+0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	6M Libor+0.13	3.80
JPMorgan Chase Bank	1996	2006	US$	200	JPY	21,000	6M Libor+0.14	4.00
JPMorgan Chase Bank & Deutsche Bank (*1, *3)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO (*4)	2002	2008	KRW	181,500	US$	150	5.95	4.625
Deutsche Bank(*2)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS(*2)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Suisse First Boston(*2)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
ABN AMRO & Deutsche Bank(*5)	2003	2008	KRW	185,550	US$	150	5.30	4.25
JPMorgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse First Boston	2003	2013	KRW	177,720	US$	150	5.12	4.75
JPMorgan Chase Bank & Credit Suisse First Boston	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years: [4.875-(10.9-JPY/KRW Spot rate)]	4.95
Barclays Bank PLC, London(*6)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW -11.020)]	5.125
Credit Suisse First Boston(*6)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW -11.020)]	5.125
UBS(*6)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW -11.020)]	5.125
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$	120	KRW	138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$	15	KRW	17,282	4.85	4.875
Hana Bank	2004	2011	US$	15	KRW	17,282	4.85	4.875
Credit Suisse First Boston	2004	2011	US$	100	KRW	115,210	4.85	4.875

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(23)	Derivative Instruments Transactions, Continued

(*1) If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2) The Company exercised a call option in addition to these swaps with FX rate of W1,056.7 in December 2004, which the Company could exchange each W5,945 million with the amounts of US$ 5,000,000 multiplied by Spot FX rate (KRW/US$).

(*3) The Company pays JPY 7,670 million which is 10% of the contract amount every March and September and will receive US$ 650 million in September 2007.

(*4) The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

(*5) The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

(*6) The Company has purchased a reset option in addition to these swaps under which the Company can reset each W10,620 million to the amounts of US$ 10,000,000 multiplied by spot FX rate (KRW/US$) until December 10, 2005 and the valuation for this reset option is considered in the valuation of the swaps.

(a)	Interest rate swap contracts as of December 31, 2004 are as follows:

	Notional amount		Contract interest rate per annum
	in millions		Pay (%)	Receive (%)	Term
JPMorgan Chase Bank	US$	149	6.91	Libor+0.155	1995-2005
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW	178,350	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
UBS	KRW	148,625	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	89,175	5+2 x (JPY/W-11.03)	CD+3.3	2003-2013
Credit Suisse First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse First Boston	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	50,000	CD-0.3	3 years : 7.75	2003-2008
				3 years : 14.65-CD
Deutsche Bank	KRW	50,000	4.98	CD-0.3	2003-2005
Credit Suisse First Boston	KRW	30,000	6.09	1 year : 7.25	2003-2005
				2 years : (5Y CMT-CD)
				x 5+1.5
Citibank	KRW	60,000	CD-0.3	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW	20,000	CD-0.31	7.65/2.50(*)	2002-2005
Deutsche Bank	KRW	40,000	CD-0.37	7.65/2.50(*)	2002-2005
Kookmin Bank	KRW	20,000	5.995	CD-0.325	2002-2005
Deutsche Bank	KRW	100,000	5.995	CD-0.325	2002-2005

(*)	If CD rate is equal or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(23)	Derivative Instruments Transactions, Continued

(c)	Valuation gains and losses on swap contracts recorded as other income or expense for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Won (millions)
	2002	2003	2004
Currency swaps
Gains	W118,247	78,302	31,043
Losses	(35,890)	(158,995)	(321,615)
Interest rate swaps
Gains	9,216	13,975	121,107
Losses	(25,345)	(27,374)	(1,387)
Swaptions
Gains	—	602	1,611
Losses	(2,220)	—	—

	W64,008	(93,490)	(169,241)

(d)	The gains on interest swap contract of W255 million, the losses on currency and interest rate swap contract of W2,817 million and the losses on currency and interest rate swap contract of W27,522 million, classified as cash flow hedge derivatives, are reflected in a capital adjustment for the years ended December 31, 2002, 2003 and 2004, respectively.

(24)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Won (millions)
	2002	2003	2004
Fuel	W4,405,750	4,849,387	6,598,642
Labor	1,098,389	1,241,052	1,388,117
Depreciation and amortization	4,777,277	4,921,585	5,240,211
Maintenance	1,522,221	1,587,488	1,751,060
Provision for decommissioning costs/ accretion expense and related expenses	583,372	698,400	326,984
Ordinary development expenses	278,691	296,348	360,762
Others	739,343	797,384	867,953

	W13,405,043	14,391,644	16,533,729

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(25)	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Won (millions)
	2002	2003	2004
Labor	W409,744	437,907	493,478
Employee benefits	49,343	56,116	82,637
Sales commission	253,040	280,051	298,292
Compensation for damages	2,107	716	1,021
Depreciation and amortization	57,644	53,914	41,416
Promotion	18,971	19,301	21,245
Commission-others	127,068	109,023	105,046
Bad debts	8,379	23,178	19,982
Maintenance	15,904	26,644	18,875
Others	218,401	229,380	212,130

	W1,160,601	1,236,230	1,294,122

(26)	Income Taxes

The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Prior to 2005	Thereafter
Up to W100 million	16.5%	14.3%
Over W100 million	29.7%	27.5%

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the years ended December 31, 2002, 2003 and 2004 are summarized as follows:

	Won (millions)
	2002	2003	2004
Current income tax expense	W928,844	577,750	943,116
Deferred income tax expense	339,634	205,870	164,877

	1,268,478	783,620	1,107,993
Income taxes of subsidiaries	835,314	979,651	687,177

Income taxes	W2,103,792	1,763,271	1,795,170

Effective tax rate	40.7%	42.9%	38.2%

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(26)	Income Taxes, Continued

The breakdown between current and deferred income tax expense for the years ended December 31, 2003 and 2004 are summarized as follows:

	Won (millions)
	2003	2004
Current income tax expense	W1,648,156	1,791,332
Deferred income tax expense	115,115	3,838

	W1,763,271	1,795,170

(b)	The provision for income taxes calculated using the normal tax rates differs from the actual provision for the year ended December 31, 2004 for the following reasons:

Won (millions)
Provision for income taxes at normal tax rates	W1,395,824
Tax effects of permanent differences, primarily dividend income (*)	(79,507)
Tax effects of increase in equity income of affiliates	457,384
Other, net	21,469

Actual provision for income taxes	W1,795,170

(*)  Under the Corporate Income Tax Act Article 18 paragraph 2, a certain portion of the dividend income is not taxable. In this connection, certain portions of equity in net income of affiliates are considered permanent differences in the calculation of deferred tax assets (liabilities).

(c)	The tax effects of temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2003 and 2004 are presented below:

	Won (millions)
	2003	2004
Loss on valuation of derivatives	W 126,014	200,364
Retirement and severance benefits	98,619	137,918
Deferred foreign exchange translation loss	14,538	11,139
Liability for decommissioning costs	1,400,318	1,721,326
Accounts payable — purchase of electricity	188,913	167,132
Gain on valuation of derivatives	(86,291)	(127,534)
Deferred foreign exchange translation gain	(36,526)	(27,243)
Reserve for research and human development	(44,859)	(54,366)
Reserve for social overhead capital investment	(222,093)	(228,296)
Equity income of affiliates	(1,517,157)	(1,979,942)
Other	(15,597)	(180,690)

Net deferred tax liabilities	W (94,121)	(360,192)

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(27)	Earnings Per Share

Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding for the years ended December 31, 2002, 2003 and 2004 as follows:

	Won (millions)
	2002		2003	2004
Net income in million Won	W	3,048,105	2,323,425	2,882,522
Weighted-average number of common shares outstanding		639,046,001	630,372,064	629,868,023

Earnings per common share in Won	W	W4,770	3,686	4,576

Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the years ended December 31, 2002, 2003 and 2004 as follows:

	Won (millions)
	2002		2003	2004
Net income in million Won	W	3,048,105	2,323,425	2,882,522
Exchangeable bond interest in million Won		—	496	3,204
		3,048,105	2,323,921	2,885,726

Weighted-average number of common shares and diluted securities outstanding		639,046,001	631,933,684	639,867,870

Diluted earnings per share in Won	W	4,770	3,677	4,510

(28)	Accounting Change

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste and the same amount was recognized as a utility asset. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs and reflected the cumulative effect of an accounting change up to prior year into the beginning balance of retained earnings. This accounting change, which was recorded as of January 1, 2004, resulted in an increase in its utility plant, net of W1,504,173 million, liability for decommissioning costs of W556,088 million, deferred income tax liabilities of W260,723 million and retained earnings of W687,362 million, respectively. As allowed by this standard, the 2003 financial statements were not restated. For the year ended December 31, 2004, net income increased by W107,969 million applying this new standard.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies

          (a) Significant transactions between KEPCO and related parties for the years ended December 31, 2003 and 2004 are as follows. These were eliminated in the consolidation:

		Won (millions)
Related party	Transaction	2003		2004
Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity	W	92,380	129,617
	and others
Korea South-East Power Co., Ltd.	”		49,124	39,630
Korea Midland Power Co., Ltd.	”		26,749	17,844
Korea Western Power Co., Ltd.	”		34,025	37,456
Korea Southern Power Co., Ltd.	”		18,604	16,100
Korea East-West Power Co., Ltd.	”		35,817	28,486
Others	”		86,327	98,015

		W	343,026	367,148

Purchases and other expenses:
Korea Hydro & Nuclear Power Co., Ltd. (*)	Purchase of electricity	W	5,065,317	5,077,306
	and others
Korea South-East Power Co., Ltd. (*)	”		1,454,157	1,654,792
Korea Midland Power Co., Ltd. (*)	”		1,781,897	1,897,358
Korea Western Power Co., Ltd. (*)	”		2,122,901	2,049,316
Korea Southern Power Co., Ltd. (*)	”		2,048,591	2,738,995
Korea East-West Power Co., Ltd. (*)	”		1,867,833	2,058,906
Korea Power Engineering Co., Inc.	Designing of		40,396	12,220
	the power plant and others
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		40,251	39,615
Korea Electric Power Data Network, Co., Ltd.	Maintenance of		203,074	212,053
	computer system
Others	Commissions for service		168,552	180,838
	and others

		W	14,792,969	15,921,399

(*) The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. In addition, as described in note 12(a), in 2003, the Company issued 647,697 shares with par value W5,000 to the government of the Republic of Korea in return for certain fixed assets related to power distribution. The value of these shares were recorded as common stock of W3,238 million and paid-in capital in excess of par value of W11,425 million.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(b)	Receivables arising from related parties transactions as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	W	—	319	319
Korea South-East Power Co., Ltd.		1,778	367	2,145
Korea Midland Power Co., Ltd.		1,107	2,232	3,339
Korea Western Power Co., Ltd.		1,940	248	2,188
Korea Southern Power Co., Ltd.		1,157	360	1,517
Korea East-West Power Co., Ltd.		1,978	213	2,191
Others		1,990	9,607	11,597

	W	9,950	13,346	23,296

	Won (millions)
	2004
	Trade		Other
Related party	receivables		receivables	Total
Korea Hydro & Nuclear Power Co., Ltd.	W	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	W	12,620	28,440	41,060

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(c)	Payables arising from related parties transactions as of December 31, 2003 and 2004 are as follows:

	Won (millions)
	2003
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd.	W	379,121	1,954	381,075
Korea South-East Power Co., Ltd.		117,954	4,411	122,365
Korea Midland Power Co., Ltd.		145,548	9,387	154,935
Korea Western Power Co., Ltd.		167,876	140	168,016
Korea Southern Power Co., Ltd.		179,803	93	179,896
Korea East-West Power Co., Ltd.		142,776	223	142,999
Korea Power Engineering Co., Inc.		—	5,909	5,909
Korea Plant Service & Engineering Co., Ltd.		—	5,509	5,509
Korea Electric Power Data Network Co., Ltd.		—	56,334	56,334
Others		4,363	19,619	23,982

	W	1,137,441	103,579	1,241,020

	Won (millions)
	2004
	Trade		Other
Related party	payables		payables	Total
Korea Hydro & Nuclear Power Co., Ltd. (*)	W	403,299	48	403,347
Korea South-East Power Co., Ltd. (*)		153,429	111	153,540
Korea Midland Power Co., Ltd. (*)		146,735	8,458	155,193
Korea Western Power Co., Ltd. (*)		169,362	117	169,479
Korea Southern Power Co., Ltd. (*)		227,978	84	228,062
Korea East-West Power Co., Ltd. (*)		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	W	1,262,078	78,032	1,340,110

(*)	The Company has purchased electricity from its power generation subsidiaries through Korea Power Exchange. The above trade payables represent the substantial amount payable to the power generation subsidiaries.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(d)	The guarantees the Company has provided for related companies as of December 31, 2004 are as follows:

				Won (millions),
Type	Loan type	Guaranteed company	Financial institutions	US$ (thousands)
Payment guarantee	Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006
		”	Norinchukin Bank		35,000
		”	Korea Development Bank		4,636
		KEPCO International Philippines Inc.	Korea Development Bank		27,261
Other(*1)		KEPCO Ilijan Co.			105,000

				US$	253,903

Joint liability on guarantee(*2)	Spin-off of power generation subsidiaries	Six power generation subsidiaries	Korea Development Bank and others	W	1,101,550

(*1)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$355,983 thousand in 2000 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33,000 thousand for the repayment of that borrowing.

(*2)	The Company has joint and several responsibilities with the generation subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries’ debts for which the Company has those joint and several responsibilities as of December 31, 2004 is W1,101,550 million.

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(29)	Transactions and Balances with Related Companies, Continued

(e)	The guarantees provided by related companies for the Company as of December 31, 2004 are as follows:

Won (millions), USD, JPY and GBP (thousands)
Balance of
borrowing as of
			Guaranteed	Type of	December, 31
Type	Related party	Currency	amounts	borrowings	2004
Payment guarantee (*1)	Korea Development Bank	USD JPY GBP	1,739,449 104,212,253 30,706	Foreign currency bond ” ”	USD JPY GBP	1,401,865 102,500,000 24,467
Joint liability on guarantee (*2)	Six power generation subsidiaries	KRW KRW	88,103 240,000	Long-term debts Domestic debentures	KRW KRW	88,103 240,000

(*1) Korea Development Bank has provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of December 31, 2004, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan described in note 1(a).

(*2) As described note 29(d), the balance of the Company’s borrowings for which six power generation subsidiaries have the joint and several responsibilities is W328,103 million as of December 31, 2004.

(30)	Commitments and Contingencies

(a)	The Company is engaged in 294 lawsuits as a defendant and 46 lawsuits as a plaintiff. The total amount claimed against the Company is W746,133 million and the total amount claimed by the Company is W16,416 million as of December 31, 2004. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term credit facilities

Payment guarantee and short-term credit facilities from financial instruments as of December 31, 2004 are as follows:

(i)	Payment guarantee

		Won (millions), US$ (thousands)
Description	Financial Instrument	Credit lines
Payment of import letter of credit	Various banks	US$	1,690,000
Payment of customs duties	Korea Development Bank	W	4,000
Payment of overdraft	National Agricultural Cooperative Federation and others	W	580,000

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(30)	Commitments and Contingencies, Continued

(ii)	Overdraft and Others

		Won (millions), US$ (thousands)
Description	Financial Instrument	Credit lines
Overdraft	BNP PARIBAS and others National Agricultural Cooperative Federation and others	US$ W	60,000 2,134,000
Discount on promissory note	Hana Bank and others	W	14,000
Other	Hana Bank and others	W	7,000

The Company has provided a promissory note of W 1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been temporarily suspended from December 1, 2003 due to the political environments surrounding the Korean peninsula.

The Company entered into a Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to W1,140,810 million, W1,055,081 million and W1,019,528 million for the years ended December 31, 2002, 2003 and 2004, respectively.

(31)	Segment Information

(a)	The following table provides information for each operating segment for the years ended December 31, 2002, 2003 and 2004.

	Won (millions)
	2002
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated
Unaffiliated revenues	W	20,406,404	—	959,271	—	21,365,675
Intersegment revenues		309,893	13,404,975	841,006	(14,555,874)	—

Total operating revenues		20,716,297	13,404,975	1,800,277	(14,555,874)	21,365,675

Cost of goods sold		(17,897,871)	(10,348,054)	(1,481,333)	14,568,967	(15,158,291)
Selling and administrative expenses		(940,016)	(153,324)	(81,905)	14,644	(1,160,601)

Operating income		1,878,410	2,903,597	237,039	27,737	5,046,783

Interest income		23,710	46,982	22,233	(1,996)	90,929
Interest expense		(627,954)	(360,606)	(29,858)	1,996	(1,016,422)
Equity income of affiliates		2,178,492	—	18,566	(2,102,205)	94,853
Other income (expense), net		871,284	101,946	(1,622)	(16,893)	954,715

Earnings before income tax		4,323,942	2,691,919	246,358	(2,091,361)	5,170,858
Income tax expense		(1,268,478)	(792,863)	(39,685)	(2,766)	(2,103,792)

Segment earnings before minority interests	W	3,055,464	1,899,056	206,673	(2,094,127)	3,067,066

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(31)	Segment Information, Continued

	Won (millions)
	2003
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated

Unaffiliated revenues	W	21,834,288	—	940,306	—	22,774,594
Intersegment revenues		253,167	14,348,938	956,299	(15,558,404)	—

Total operating revenues		22,087,455	14,348,938	1,896,605	(15,558,404)	22,774,594

Cost of goods sold		(19,285,025)	(11,138,278)	(1,429,265)	15,538,002	(16,314,566)
Selling and administrative expenses		(992,116)	(167,479)	(90,120)	13,485	(1,236,230)

Operating income		1,810,314	3,043,181	377,220	(6,917)	5,223,798

Interest income		38,780	34,585	27,663	(1,131)	99,897
Interest expense		(583,557)	(207,374)	(39,488)	676	(829,743)
Equity income of affiliates		2,123,518	—	23,616	(2,050,268)	96,866
Other expense, net		(291,991)	(145,207)	(588)	(43,143)	(480,929)

Earnings before income tax		3,097,064	2,725,185	388,423	(2,100,783)	4,109,889
Income tax expense		(783,620)	(948,458)	(35,865)	4,672	(1,763,271)

Segment earnings before minority interests	W	2,313,444	1,776,727	352,558	(2,096,111)	2,346,618

	Won (millions)
	2004
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated

Unaffiliated revenues	W	23,122,854	—	832,808	—	23,955,662
Intersegment revenues		367,147	15,280,344	1,027,415	(16,674,906)	—

Total operating revenues		23,490,001	15,280,344	1,860,223	(16,674,906)	23,955,662

Cost of goods sold		(20,453,337)	(13,050,735)	(1,308,051)	16,618,057	(18,194,066)
Selling and administrative expenses		(1,061,048)	(199,202)	(89,237)	55,365	(1,294,122)

Operating income		1,975,616	2,030,407	462,935	(1,484)	4,467,474

Interest income		36,079	34,867	29,985	(11,710)	89,221
Interest expense		(562,971)	(143,879)	(42,699)	11,710	(737,839)
Equity income of affiliates		1,793,808	—	21,725	(1,684,938)	130,595
Other income (expense), net		748,688	(1,334)	6,411	(3,427)	750,338

Earnings before income tax		3,991,220	1,920,061	478,357	(1,689,849)	4,699,789
Income tax expense		(1,107,993)	(656,862)	(34,442)	4,127	(1,795,170)

Segment earnings before minority interests	W	2,883,227	1,263,199	443,915	(1,685,722)	2,904,619

Korea Electric Power Corporation and Subsidiaries

Notes to Consolidated Financial Statements, Continued

(31)	Segment Information, Continued

(b)	The following table provides asset information for each operating segment as of December 31, 2002, 2003 and 2004.

	Won (millions)
	Electric business
	Transmission	Power		Consolidation
	& distribution	generation	All other	adjustment	Consolidated

December 31, 2002
Utility and non-utility plant	W28,157,412	32,145,415	1,200,843	(199,916)	61,303,754
Total assets	31,792,880	36,933,338	2,604,890	(818,989)	70,512,119

December 31, 2003
Utility and non-utility plant	W29,271,047	31,735,423	568,617	(204,064)	61,371,023
Total assets	33,723,731	37,249,382	2,664,538	(1,910,379)	71,727,272

December 31, 2004
Utility and non-utility plant	W29,945,572	32,607,650	964,454	(191,527)	63,326,149
Total assets	34,684,148	38,285,422	2,439,468	(1,755,353)	73,653,685

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer

Date: May 30, 2005